August 21, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	ARRIS Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Form 10-Q for the quarter ended June 30, 2015
Response dated August 11, 2015
File No. 0-31254

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 14, 2015 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2014 and the Form 10-Q for the quarter ended June 30, 2015, filed by ARRIS Group, Inc. (“we,” “us,” “our” or the “Company”) and the Company’s prior response letters to the Staff dated July 13, 2015 and August 11, 2015.

For your convenience, we have set forth the comment from the Comment Letter in bold typeface and have included the Company’s response below it.

Form 10-Q for the quarter ended June 30, 2015

Refer to your response to comment four and your disclosures on page 18 of your Form 10-Q. We note the “Corporate and Unallocated Costs” category of expenses include corporate sales and marketing, home office general and administrative expenses, annual bonus and equity compensation. Please quantify each of the expenses in this category that are included in the related operating expense line item in the statement of operations.

Response

In response to the Staff’s comment, in future filings we will enhance the disclosure in our segment note, to expand the description of “Corporate and Unallocated Costs” and to include a footnote detailing the significant categories of expense within this line item.

United States Securities and Exchange Commission

August 21, 2015

The description of “Corporate and Unallocated Costs” and the format of the footnote disclosure will be similar to the following:

Description:

The “Corporate and Unallocated Costs” category of expenses include corporate sales and marketing, home office general and administrative expenses, annual bonus and equity compensation, and un-allocated information technology and facility costs included in cost of sales and research and development. These expenses are not included in the measure of segment direct contribution and as such are reported as “Corporate and Unallocated Costs” and are included in the reconciliation to income (loss) before income taxes. A measure of assets is not applicable, as segment assets are not regularly reviewed by the CODM for evaluating performance or allocating resources.

Footnote disclosure:

For the three and six month periods ended June 30, 2015 and 2014, the composition of our corporate and unallocated costs that are reflected in the consolidated statement of operations were as follows:

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2015	2014	2015	2014
Corporate and unallocated costs:
Cost of sales	$14.947	$20,002	$29,688	$35,509
Selling, general and administrative expenses	89,166	96,093	175,273	179,313
Research and development expenses	42,898	50,311	83,941	95,245

Total	$147,011	$166,406	$288,902	$310,067

*        *        *         *        *

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts

David B. Potts
Executive Vice President,
Chief Financial Officer and Chief Accounting Officer

cc: W. Brinkley Dickerson, Jr. (Troutman Sanders)